

17018193

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-69437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Electronifie Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Hudson Street Suite 302
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Allmendinger (646) 517-6534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corp
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ian McAllister, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronifie Securities LLC, as of December, 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARJORIE POTHEL
Notary Public - State of New York
NO. 01PO6315569
Qualified in New York County
My Commission Expires Nov 24, 2018



Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Electronifie Securities LLC

(A Limited Liability Company)

Financial Statements

Report Pursuant to Rule 17a-5

of the Securities and Exchange Commission

December 31, 2016

Electronifie Securities LLC

(A Limited Liability Company)

Table of Contents



Dave Banerjee CPA, an Accountancy Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Electronifie Securities LLC

We have audited the accompanying statement of financial condition of Electronifie Securities LLC ("Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 the company has suffered recurring losses from operations that raised substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not includes any adjustments that might result from the outcome of this uncertainty.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017

Electronifie Securities LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2016

ASSETS	
Cash *(Note 3)*	$419,161
Receivable and deposits from clearing organizations *(Note 5)*	392,994
Receivable from Parent *(Note 5)*	59,047
Prepaid expenses and other assets	3,619
TOTAL ASSETS	$874,820
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Payable to broker-dealers *(Note 5)*	$50,000
Accounts payable	781
	50,781
Member's equity	824,039
TOTAL LIABILITIES AND MEMBER'S EQUITY	$874,820

See accompanying notes

Electronifie Securities LLC
(A Limited Liability Company)
Notes to Financial Statements

For the Year Ended December 31, 2016

Note 1 – Organization and Nature of Business

Organization

Electronifie Securities LLC (the "Company") was formed under the laws of the State of New York on October 9, 2013 for the purpose of operating an Alternative Trading System ("ATS"). The Company, a wholly owned subsidiary of Electronifie Inc. (the "Parent"), became a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") on November 10, 2014 and filed an initial operations report on Form ATS with the U.S. Securities and Exchange Commission ("SEC") on November 17, 2014.

The Company is a limited liability company. Accordingly, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Parent, nor its directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation, or liability of the Company.

The Company shall exist in perpetuity, unless terminated sooner in accordance with the New York Limited Liability Company Act. Upon winding up of the Company, the members will receive distributions if the assets or proceeds available exceed the amount required for the payment and discharge of all of the Company's debt and liabilities.

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which contemplates the realization of assets and satisfaction of liabilities in the normal course of business and the continuation of the Company as a going concern. At December 31, 2016 the Company had a member's equity of $824,039 and a net loss of $6,001,789 and cash used in operating activities was $633,205 for the year then ended.

The Company is dependent on the Parent for funding. To date the Parent has funded the Company through contributions and subordinated loans.

These factors raise substantial doubt as to the Company's ability to continue as a going concern. In the event that the Company's operations do not generate sufficient cash flows to fund operations and/or the Company is unable to obtain additional funds on a timely basis, the Company may be forced to curtail or cease its activities. In this regard, the Parent entered into an excusive negotiation period with a potential purchaser of the Company on December 19, 2016. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

Note 2 – Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns revenues from riskless principal transactions in over the counter securities with subscribers to the ATS. Subscriber trades are matched on the Electronifie trading system and are then executed as riskless principal transactions with a markup or markdown on one or both sides of the trade according to a schedule of fees. Non broker-dealer subscribers are required to elect an intermediating broker through which to execute their trades. The Company records its revenue transactions and clearing expenses on a trade date basis.

Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company follows an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2016, based upon its evaluation of the Company's current result of operations, the Company recorded a full valuation allowance on its deferred tax asset. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their recorded net amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2016 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties on the Statement of Operations. No such interest or penalties were recognized for the year ended December 31, 2016. The Company had no accruals for interest and penalties at December 31, 2016.

Note 3 – Concentration of Credit Risk

Cash

As of December 31, 2016, the Company had amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the cash amounts were held in a non-interest bearing account with First Republic Bank. The FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is $250,000 as of December 31, 2016. As of December 31, 2016, the Company had a balance in its account at First Republic Bank in excess of FDIC limit of $162,154.

Executing Brokers and Broker Dealer Subscribers

The Company is engaged in trading activities exclusively with broker-dealers. In the event counterparties do not fulfill their obligations, The Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has credit risk concentrations to a small number of Executing Brokers as well as at its Broker-Dealer counterparties. Credit risk to the Company's trading counterparties is greatly reduced given that all trades settle through the National Securities Clearing Corporation ("NSCC"), that NSCC guarantees all transactions at midnight of trade date plus one day and that continuous net settlement was in place for all trades.

Note 4 – Related Party Transactions

Subordinated Loan Agreements

The Company entered into Subordinated Loan Agreements ("SLAs") on November 10, 2014 and again on April 21, 2015 with the Parent in order to fund its operations. The SLAs are for $2,100,000 and $4,500,000 respectively, and bear interest at a rate of 5% per annum. The SLAs were approved by the Financial Industry Regulatory Authority ("FINRA") as qualified regulatory capital for the purpose of Net Capital.

On May 5, 2016 the Company repaid the SLAs by issuing $6,600,000 of equity to the Parent. Such repayment was approved by FINRA on May 4, 2016.

For the year ended December 31, 2016, the Company incurred $114,583 in interest expense associated with the terms and conditions of the SLA which is included on the Statement of Operations.

Software License and Expense Sharing Agreement

The Company entered into a Software License and Expense Sharing Agreement ("ESA") with the Parent on January 1, 2015. The agreement provides the Parent with reimbursement of expenses and services such as, but not limited to, administrative support, employee salaries, technology, rent, legal and accounting provided to the Company. Included in the ESA is a quarterly Software License Fee of $200,000 for the use of the technology which operates its ATS and is the property of the Parent.

For the year ended December 31, 2016, the Company incurred expenses of approximately $4,904,000 in conjunction with the ESA. These expenses were allocated to general and administrative, marketing and advertising, occupancy, employee compensation and benefits, professional fees and technology and communication.

On January 12, 2016, the Parent waived amounts owed for the first quarter 2016 Software License Fee of $200,000, an additional $250,000 in ESA expenses accrued for the month of December 2015, and all of the expenses accrued in January 2016 in exchange for a $900,000 member's equity contribution into the Company.

On February 1, 2016, the Parent and Company agreed to have the Company compensate Parent for ongoing expenses incurred under the ESA in either the form of a cash payment or through the grant of additional membership interest in the Company as agreed by the Parent and Company on a monthly basis.

As a result of releases by the Parent of previously accrued liabilities, covered by the ESA, in December the Parent owed $59,047 to the Company at December 31, 2016, pursuant to the agreement.

Note 5 – Receivable and Deposits from Clearing Organizations and Payable to Broker Dealers

On July 15, 2015, the Company entered into a Fully Disclosed Clearing Agreement with a clearing firm. On May 9, 2016 the Company amended its clearing arrangement whereby the Company needs to maintain a minimum Net Capital of $1,000,000. If the Company's Net Capital is less than $3,000,000, the Company will also maintain a parental guaranty where the Parent will have enough liquid capital to the clearing firm. Notwithstanding the foregoing, the clearing firm is allowing the Company to operate without a parental guaranty despite Net Capital of less than $1,000,000.

On December 19, 2016, Electronifie suspended trading on its platform and the clearing agent returned $600,000 of the $1,000,000 deposit leaving $392,994 remaining at the clearing agent. The Company can resume trading if the deposit is brought back up to a level above $1,000,000.

The Company trades and clears all of its trades through its clearing firm. The clearing for the Company's trades are performed by its clearing brokers pursuant to a fully disclosed clearing agreement. The Company has agreed to

indemnify its clearing firms for losses the clearing firms may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

$392,994 remained on deposit with the clearing firm as of December 31, 2016 which is in receivable and deposits from clearing organizations on the Statement of Financial Condition.

This deposit will be available in computing net capital under the SEC's Uniform Net Capital Rule.

Note 6 – Income Taxes

At December 31, 2016, the Company had deferred tax assets of approximately $5,859,000 relating to net operating loss carryforwards and a full valuation allowance of the same amount. At December 31, 2016, the Company has a federal net operating loss carryforward for income tax purposes of approximately $12,143,000 which will expire in 2034, 2035 and 2036. During the year ended December 31, 2016, the Company increased its valuation allowance by approximately $2,711,000. Income tax expense (benefit) differs from the tax that would result from applying federal statutory tax rates primarily due to the valuation allowance related to deferred tax assets.

Note 7 – Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $761,746, which exceeded the minimum requirement of $5,000 by $755,746. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1 as of December 31, 2016.

Note 8 – Subsequent Events

Sale of the Company

The Parent entered into an exclusive negotiation with a potential purchaser of the Company by executing a Letter of Intent on December 19, 2016. On January 9, 2016, the exclusivity period was extended to January 31, 2017 and on January 30, 2017, the exclusivity period was extended again to February 21, 2017 and on February 21, 2017, the exclusivity period was extended again to February 28, 2017 via amendments to the Letter of Intent. Parent and the potential purchaser of the Company are targeting signing Purchase and Sale documents by February 28, 2016 and closing the sale of the Company by March 31, 2016.

The Company has evaluated subsequent events through February 23, 2017, which is the date the financial statements were available to be issued.